

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2021

Justin English
Chief Executive Officer
Salt Blockchain Inc.
c/o Ballard Spahr LLP
1735 Market Street, 51st Floor
Philadelphia, PA 19103

   Re: Salt Blockchain Inc.
     Amendment No. 4 to Registration Statement on Form 10-12G
     Filed September 10, 2021
     File No. 000-56283

Dear Mr. English:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form 10-12G
Item 15. Financial Statements and Exhibits
Notes to Consolidated Financial Statements
Borrower Collateral and Custody Assets, page F-10

1. To help us further understand your transactions that involve digital assets, please describe for us an illustrative example of, and consider the need for additional disclosure to clarify, each type of transaction you enter and the material rights and obligations of each party to each such transaction, including the limitations, if any, of the counterparty ability to control the digital asset. To the extent that there are transactions within each type of transaction that have materially different structures, or rights and obligations, provide the requested information for these transactions too and clarify how those differences impact your accounting analysis for each type of transaction. Your reply should address all

material transactions involving digital assets, which appears to include, but may not be limited to, transactions in which the Company:
- Loans cash to a borrower and requires the borrower to transfer digital assets to the company to secure the borrower's repayment;
- Transfers the digital assets received as collateral from the borrower to a third party;
- Converts digital asset collateral received to stablecoins; and
- Borrows digital assets from a third party.

2. As a follow-up to the previous comment, and specific to your digital asset lending contracts, please tell us, and consider the need for clarifying disclosure to describe, whether and, if so, when:
- The digital asset borrower is required to return the digital asset;
- The digital asset borrower is required to post collateral for the borrowing;
- The digital asset borrower has the right to transfer, encumber or pledge the digital asset borrowed from you; and
- You have the right to transfer, encumber or pledge any digital assets that you receive as collateral under your digital asset lending contracts.

3. Please also tell us, and consider the need for disclosure to clarify:
- The quantity and percentage of collateral that was repledged/rehypothecated in the periods presented, including the reasons why you did not repledge/rehypothecate loan collateral received from borrowers prior to June 2020. If those reasons include changes to rights and obligations of the parties to the transaction, please discuss the specific changes made; and
- The passage of time between making the loans, taking possession of the collateral and repledging/rehypothecating the collateral in cases where the collateral was repledged/rehypothecated.

4. In order to help us further evaluate your accounting for each type of material transaction that involves digital assets, please provide a comprehensive accounting analysis that includes a more robust analysis of the basis for your accounting conclusions, and outlines the possible alternative answers you considered and rejected, for each type of material transaction involving digital assets as well as where there may be materially different structures, or rights and obligations, within each type of material transaction. Please include in your analysis, but do not limit it to, the following:
- Why you believe each of your material transactions involving digital assets falls within the scope of ASC 860, including your consideration of ASC 860-10-15-13 or 860-30-15-2.
- What accounting literature the company uses to evaluate whether it receives control of digital assets borrowed under digital asset borrowing contracts or received as collateral under digital asset lending contracts and the reasons why. If the accounting literature used differs from that used to evaluate control of digital assets held as collateral in your cash lending arrangements, highlight the differences and explain why you believe they are appropriate.
- Whether your right to rehypothecate, repledge, sell, or otherwise transfer or use

      collateral for Salt Lending's own account and at Salt Lending's own risk provides you with the ability to obtain the benefits from and control other's access to the digital asset collateral and the reasons why or why not.

- Whether your transfers of digital assets that are intangible assets pursuant to ASC 350 are subject to the derecognition guidance on nonfinancial assets in ASC 610-20 or ASC 606 and the reasons why or why not. Similarly, whether you considered ASC 606-10-55-68 in determining whether you should derecognize digital assets you transfer to a third party when the agreement includes provisions that require you to repurchase that digital asset from a third party.

      You may contact David Irving, Staff Accountant, at (202) 551-3321 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at (202) 551-3552 or Sandra Hunter Berkheimer, Legal Branch Chief, at (202) 551-3758 with any other questions.

      Sincerely,

      Division of Corporation Finance
      Office of Finance